

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2006

**Via Facsimile at (212) 378-2332 and U.S. Mail**

John Schuster, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, New York 10005

      **RE:   Energy Partners, LTD**
              **Preliminary Proxy Statement**
              **Filed October 19, 2006**
              **File no. 1-16179**

Dear Mr. Schuster:

We have the following comments on the filings listed above.

<u>The ATS Consent Solicitation will short-circuit your EPL Board's carefully designed plan to maximize shareholder value, page 3</u>

1.  Please expand our disclosure to explain your "carefully designed plan" in reasonable detail. You should discuss the status of any efforts made to obtain alternative transactions.

<u>Participants in the Company's Solicitation, page 15</u>

2.  Please clearly identify the participants in the solicitation as opposed to those persons "who may be deemed" participants.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Company and its management are in possession of all facts relating to a Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the Company responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As appropriate, please revise your PRE14A in response to these comments. You may wish to provide us with marked copies of the amendment(s), if required, to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.

Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

If you have questions or concerns, please do not hesitate to contact me at (202) 551-3345.

Very truly yours,


Michael Pressman
Special Counsel
Office of Mergers & Acquisitions